This filing relates to the proposed acquisition of IAA, Inc., a Delaware corporation (the “Company”), by Ritchie Bros. Auctioneers Incorporated, a company organized under the federal laws of Canada (“Parent”), pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of November 7, 2022, by and among the Company, Parent, Ritchie Bros. Holdings Inc., a Washington corporation and a direct and indirect wholly owned subsidiary of Parent (“US Holdings”), Impala Merger Sub I, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of US Holdings, and Impala Merger Sub II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of US Holdings.

Filed by Ritchie Bros. Auctioneers Incorporated pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: IAA, Inc.
Commission File No.: 001-38580

Date: November 8, 2022

RBA Ann Fandozzi BNN Interview Transcript

Jacqueline Hansen – BNN The Close

Well, Canadian equipment marketplace Ritchie Bros. Auctioneers has agreed to buy U.S.-based IAA in a cash and stock deal valued at about $7.3 billion U.S., including debt. To find out more, joining us now, is Ann Fandozzi, CEO of Ritchie Bros. Auctioneers. Great to speak with you today, Ann.

Ann Fandozzi – Ritchie Bros. Auctioneers Incorporated – Chief Executive Officer

Thank you so much for having me on.

Jacqueline Hansen – BNN The Close

So, I wonder if you could tell us a bit about why? Why IAA? when Ritchie Bros. is so focused on industrial equipment and IAA is about automobiles, it's about cars?

Ann Fandozzi – Ritchie Bros. Auctioneers Incorporated – Chief Executive Officer

It is indeed, but first and foremost we are a marketplace and what is critical, if there is a single KPI to a marketplace it is scale. With IAA, this is a space that I know well and with Ritchie Bros., as we have been developing the marketplace, we have seen an incredible amount of ability to drive scale with the salvage car market that IAA plays in.

Jacqueline Hansen – BNN The Close

From the reaction from shareholders today, it seems they were seeing you, perhaps, in another way. Not just about being a marketplace but about being in the industrial space that tends to be counter-cyclical, and that that you know is a reason to seek out your stock. What do you think of that theory in terms of the reaction we are seeing?

Ann Fandozzi – Ritchie Bros. Auctioneers Incorporated – Chief Executive Officer

So, no CEO would be happy to see their stock performance today, and I am no exception, but this deal is about the future. And much like Ritchie Bros. has an insulated industry from cyclicality, so does IAA. So, they operate in much the same way we do. When the price of cars is white hot as it is today, there is a lot less volume and they do very well but then when the price drops, they tend to see a lot more volume and do well as well. That's the exact same case as Ritchie Bros.’ core business. When there is a lack of supply of industrial equipment, prices are up and we do very well and then when the supply floods the market, and there is not enough demand, we do well as well. It's a mirror marketplace with the same cyclicality attractiveness of our core business, and we are spending today and the coming days talking to our investors and explaining, kind of, the magic of the combination and why the businesses are actually very similar although entirely new verticals.

Jacqueline Hansen – BNN The Close

Okay, so, in this environment we are in, there is a lot of uncertainty, there is the expectation that there is likely to be a recession in the U.S. and in Canada in the next year. Who knows how severe it’s going to be, but what would that potentially mean for each part of your company if this is a done deal?

Ann Fandozzi – Ritchie Bros. Auctioneers Incorporated – Chief Executive Officer

Yeah, it's actually in these times of dislocation that these kinds of long-term value, accretive deals are so powerful and magical. So, first and foremost, the two businesses have a combined incredible cash flow model. So, when you think about when the deal closes, we’re going to have a leverage level of 3x, the businesses are going to be north of $800 million, knocking on the door of a billion dollars with synergies of cash flow generation, an ability to pay down debt, an ability to act as one, and an ability to drive scale in the marketplace. It is specifically during this time that we think this combination is so magical and sets us up for the next decade uniquely.

Jacqueline Hansen – BNN The Close

So, I’m curious – is that kind of why you are seeking this out at this point? Because we were speaking with an analyst from National Bank earlier on the show, Maxim Sytchev, and he was saying – why do this deal now, does this mean that there is no more growth left in the heavy equipment space?

Ann Fandozzi – Ritchie Bros. Auctioneers Incorporated – Chief Executive Officer

Yeah, so there is actually an incredible amount of growth on both sides of the house, and again, marketplaces are primarily driven by scale. So, if we see an opportunity to drive scale in a stepwise move, the benefit to shareholders is exponential, and so if we see that opportunity during a time of market dislocation where we can acquire an asset for an incredible value, we take it on behalf of our shareholders.

Jacqueline Hansen – BNN The Close

In terms of getting this deal done what has to happen between now and then?

Ann Fandozzi – Ritchie Bros. Auctioneers Incorporated – Chief Executive Officer

So, we see a clear path to close. We have some regulatory steps that need to work through, obviously a shareholder approval. Today is day one, but even as the day progresses and we’re able to have these conversations for the first time with our shareholders, many of whom are just not familiar with IAA as an entrant, they see the power of the combination and the conversations are actually very positive.

Jacqueline Hansen – BNN The Close

Okay. So, you’re hoping to maybe turn some opinions around before that vote happens?

Ann Fandozzi – Ritchie Bros. Auctioneers Incorporated – Chief Executive Officer

I think it's an education and we are in day one.

Jacqueline Hansen – BNN The Close

Okay, interesting. Now in terms of day one after you become a combined company, if that happens, what are your priorities, Ann?

Ann Fandozzi – Ritchie Bros. Auctioneers Incorporated – Chief Executive Officer

So, I typically think in terms of threes. So first and foremost, lining up the cost synergies that we have put forward, we set about $100 to 120 plus million of cost synergies, so kind of really getting after those on day one. Number two is really lining up the revenue synergies in the marketplace, unlocking the potential of both businesses. And then third is the global expansion. IAA has been primarily U.S.-focused, Ritchie bros. has quite a global footprint – we intend to unlock the global expansion for them using our footprint.

Jacqueline Hansen – BNN The Close

Okay. Ann, we really appreciate you joining us to tell us a bit more about it and we will look forward to seeing how this works out for you.

Ann Fandozzi – Ritchie Bros. Auctioneers Incorporated – Chief Executive Officer

Thank you so much.

Forward-Looking Statements

This communication contains information relating to a proposed business combination transaction between Ritchie Bros. Auctioneers Incorporated (“RBA”) and IAA, Inc. (the “Company”). This communication includes forward-looking information within the meaning of Canadian securities legislation and forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”). Forward-looking statements may include statements relating to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction, other aspects of RBA’s or the Company’s respective businesses, operations, financial condition or operating results and other statements that are not historical facts. There can be no assurance that the proposed transaction will in fact be consummated. These forward-looking statements generally can be identified by phrases such as “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “predicts,” “potential,” “continue,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import.

It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of RBA’s common shares or the Company’s common stock. Therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. While RBA’s and the Company’s management believe the assumptions underlying the forward-looking statements are reasonable, these forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the possibility that shareholders of RBA may not approve the issuance of new common shares of RBA in the transaction or that stockholders of the Company may not approve the adoption of the merger agreement; the risk that a condition to closing of the proposed transaction may not be satisfied (or waived), that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all; the anticipated tax treatment of the proposed transaction; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; the diversion of management time on transaction-related issues; the response of competitors to the proposed transaction; the ultimate difficulty, timing, cost and results of integrating the operations of RBA and the Company; the effects of the business combination of RBA and the Company, including the combined company’s future financial condition, results of operations, strategy and plans; the failure (or delay) to receive the required regulatory approval of the transaction; the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the proposed transaction; the effect of the announcement, pendency or consummation of the proposed transaction on the trading price of RBA’s common shares or the Company’s common stock; the ability of RBA and/or the Company to retain and hire key personnel and employees; the significant costs associated with the proposed transaction; the outcome of any legal proceedings that could be instituted against RBA, the Company and/or others relating to the proposed transaction; restrictions during the pendency of the proposed transaction that may impact the ability of RBA and/or the Company to pursue non-ordinary course transactions, including certain business opportunities or strategic transactions; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; legislative, regulatory and economic developments affecting the business of RBA and the Company; general economic and market developments and conditions; the evolving legal, regulatory and tax regimes under which RBA and the Company operates; unpredictability and severity of catastrophic events, including, but not limited to, pandemics, acts of terrorism or outbreak of war or hostilities, as well as RBA’s or the Company’s response to any of the aforementioned factors. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the Securities and Exchange Commission (the “SEC”) and applicable Canadian securities regulatory authorities in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.

For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to RBA’s and the Company’s respective periodic reports and other filings with the SEC and/or applicable Canadian securities regulatory authorities, including the risk factors identified in RBA’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and the Company’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither RBA nor the Company undertakes any obligation to update any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Important Additional Information and Where to Find It

In connection with the proposed transaction, RBA expects to file with the SEC and applicable Canadian securities regulatory authorities a registration statement on Form S-4 to register the common shares of RBA to be issued in connection with the proposed transaction. The registration statement will include a joint proxy statement/prospectus which will be sent to the stockholders of RBA and the Company seeking their approval of their respective transaction-related proposals. Each of RBA and the Company may also file other relevant documents with the SEC and/or applicable Canadian securities regulatory authorities regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that RBA or the Company may file with the SEC and/or applicable Canadian securities regulatory authorities. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC and applicable Canadian securities regulatory authorities IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RBA, THE COMPANY AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents (when they are available) free of charge through the website maintained by the SEC at www.sec.gov, SEDAR at www.sedar.com or from RBA at its website, investor.ritchiebros.com, or from the Company at its website, investors.iaai.com. Documents filed with the SEC and applicable Canadian securities regulatory authorities by RBA (when they are available) will be available free of charge by accessing RBA’s website at investor.ritchiebros.com under the heading Financials/SEC Filings, or, alternatively, by directing a request by telephone or mail to RBA at 9500 Glenlyon Parkway, Burnaby, BC, V5J 0C6, Canada, and documents filed with the SEC by the Company (when they are available) will be available free of charge by accessing the Company’s website at investors.iaai.com or by contacting the Company’s Investor Relations at investors@iaai.com.

Participants in the Solicitation

RBA and the Company and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of RBA and the Company in respect of the proposed transaction under the rules of the SEC. Information about RBA’s directors and executive officers is available in RBA’s definitive proxy statement on Schedule 14A for its 2022 Annual Meeting of Shareholders, which was filed with the SEC and applicable Canadian securities regulatory authorities on March 15, 2022, and certain of its Current Reports on Form 8-K. Information about the Company’s directors and executive officers is available in the Company’s definitive proxy statement on Schedule 14A for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on May 2, 2022, and certain of its Current Reports on Form 8-K. Other information regarding persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC and applicable Canadian securities regulatory authorities regarding the proposed transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from RBA or the Company free of charge using the sources indicated above.